

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2020

Nelson Grist
Chief Executive Officer
Perk International, Inc.
2375 East Camelback Rd., Suite 600
Phoenix, AZ 85016

> **Re: Perk International, Inc.**
> **Amendment No. 4 to Registration Statement on Form 10-12G**
> **Filed November 17, 2020**
> **File No. 000-56184**

Dear Mr. Grist:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form 10-12G filed November 17, 2020

Business
Corporate History, page 1

1. We note your disclosure that hulled hemp seed, hemp seed protein powder, and hemp seed oil were added to the U.S. Food and Drug Administration's Generally Recognized as Safe ("GRAS") list. You should expand this disclosure to fully explain GRAS status including the FDA's involvement with GRAS, and you should clarify that the FDA does not grant GRAS designation, but instead may take a position in which it does not question the basis for a notifier's GRAS determination. Provide similar revised disclosure to explain any uncertainty concerning the FDA's GRAS designation as it relates to these hemp seed products.

Risks Related to our Business
U.S. Federal and foreign regulation . . ., page 3

2.   We note your revised disclosures in response to our prior comment 2, and re-issue our comment. In this regard, you note that under the 2018 Farm Bill, "hemp cultivation is now broadly permitted, as long as its THC content is at or below .03%." You also disclose that the Farm Bill "explicitly allows the transfer of hemp-derived products across state lines for commercial or other purposes" and "puts no restrictions on the sale, transport, or possession of hemp-derived products, so long as those items are produced in a manner consistent with the law." However, the 2018 Farm Bill to which you appear to be referring does not allow individuals to freely grow and distribute hemp-derived products, and has many restrictions, including shared state and federal regulatory power over hemp cultivation and production. Please amend your Business disclosure to include a detailed description of the current legal status of hemp based products, including hemp-derived CBD products and oils. Please also amend your risk factor disclosure to include a discussion of the risks associated with the regulatory restrictions and legal status of hemp based products, including hemp-derived CBD products and oils. Include any limitations and risks related to state, federal, and FDA regulations.

As a related matter, we note that the revised disclosure included in your Business section on page 1 states that "[t]he passage of the 2018 Farm Bill has led to the misperception that all products made from or containing hemp, including those made with CBD, are now legal to sell in interstate commerce." Yet, as noted above, your risk factor disclosure on page 6 states that the Farm Bill "explicitly allows the transfer of hemp-derived products across state lines for commercial or other purposes" and "puts no restrictions on the sale, transport, or possession of hemp-derived products, so long as those items are produced in a manner consistent with the law." Please reconcile these discrepancies.

Directors and Executive Officers, page 13

3.   We note your disclosures in response to our prior comment 3, and that you have re-disclosed Mr. Grist's involvement with Therapeuo Health Corporation, Eon Holdings, and XGAURD360 after previously removing the reference to Mr. Grist's involvement with these entities in response to our prior comment letter dated September 15, 2020. We re-issue our comment in part. Again, please revise to disclose the material facts regarding the prior performance of Mr. Grist and the market conditions relating to such performance, and remove the disclosure on page 4 of your amendment that declines to disclose such information, or tell us why you believe such revisions are not necessary. In addition, please revise the biographical description of Mr. Grist to clearly describe his business experience during the past five years, including his principal occupations and employment during that period, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. In particular, please revise to clearly provide disclosure regarding Mr. Grist's involvement

with Therapeuo Health Corporation, Eon Holdings, and XGAURD360, including the principal business of each of these entities, Mr. Grist's roles at each of these entities, and whether such entities are affiliates of your company, as required by Item 401(e) of Regulation S-K.

General

4. We note your revised disclosures in response to our prior comment 1, and re-issue our comment in part. If Barton Hollow Limited Liability Co. is no longer your custodian, please tell us which exhibit indicates as much and revise your registration statement to affirmatively state as much.

5. Your response letter does not appear to be responsive to the comments we issued on November 3, 2020. As a result, we were unable to determine how you complied with our comments. To facilitate future reviews, please ensure that your response letter replies to each comment we have issued.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: William Eilers